Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cotiviti Holdings, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-214568) on Form S-8 of Cotiviti Holdings, Inc. and subsidiaries of our report dated February 23, 2017, with respect to the consolidated balance sheets of Cotiviti Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss),  stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedules, which report appears in the December 31, 2016 annual report on Form 10-K of Cotiviti Holdings, Inc. and subsidiaries.

 /s/ KPMG LLP

New York, New York

February 23, 2017